23(d)(2)(g)(i)	Sub-Advisory Agreement (Amendment) — Transamerica PIMCO Total Return dated 7-1-09

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AMENDMENT NO. 2
TO SUB-ADVISORY AGREEMENT BETWEEN TRANSAMERICA ASSET MANAGEMENT, INC.
AND PACIFIC INVESTMENT MANAGEMENT COMPANY LLC
     THIS AMENDMENT is made as of July 1, 2009 to the Sub-Advisory Agreement dated March 1, 2002, as amended (the “Agreement”), between Transamerica Asset Management, Inc. (the “Investment Adviser”) and Pacific Investment Management Company LLC (the “Sub-Adviser), on behalf of Transamerica PIMCO Total Return, a separate series of Transamerica Funds (the “Trust”). In consideration of the mutual covenants contained herein, the parties agree as follows:
1.	Compensation.
Schedule A to the Agreement is hereby deleted in its entirety and replaced with the following:
See attached Schedule A.
2.	A new Section 18 is added as follows:
                   18. Services of the Sub-Adviser. Notwithstanding any other provision to the contrary, the Sub-Adviser shall have no obligation to perform the following services or to have employees of the Sub-Adviser perform the following roles, as applicable: (a) preparing and filing material for distribution to shareholders of the Trust, including statistical information about the Trust and material regarding the Trust’s performance or investments; (b) providing employees of the Sub-Adviser to serve as officers of the Trust; or (c) providing employees of the Sub-Adviser to serve as the Trust’s Chief Compliance Officer and associated staff.
     In all other respects, the Sub-Advisory Agreement dated March 1, 2002, as amended, is confirmed and remains in full force and effect.
     The parties hereto have caused this amendment to be executed as of July 1 2009.

TRANSAMERICA ASSET MANAGEMENT, INC.

By: Name:	/s/ Christopher A. Staples Christopher A. Staples
Title:	Senior Vice President

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By: Name:	/s/ Brent L. Holden Brent L. Holden
Title:	Managing Director

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Schedule A
If “aggregate assets” equal or exceed $3 billion, the following fee schedule shall apply to Transamerica PIMCO Total Return and Transamerica PIMCO Total Return VP, a separate series of Transamerica Series Trust, (collectively, the “Combined Funds”), paid quarterly in arrears based on the total average daily net assets of the Combined Funds as reported by the Investment Adviser:

Fund	Sub-Adviser Compensation
Transamerica PIMCO Total Return	0.25% of the first $1 billion of the Combined Funds’ average daily net assets;

0.225% of average daily net assets of the Combined Funds in excess of $1 billion.

The calculation of Sub-Adviser compensation will be based on the combined average daily net assets of Transamerica PIMCO Total Return and Transamerica PIMCO Total Return VP, a separate series of Transamerica Series Trust.
The above fee schedule is based on “aggregate assets” which is defined to mean the aggregate assets of the following sub-advised 1940 Act registered funds that are advised by the Investment Adviser and sub-advised by the Sub-Adviser: Transamerica PIMCO Real Return TIPS; Transamerica PIMCO Total Return and Transamerica PIMCO Total Return VP.
Should such “aggregate assets” fall below $3 billion, the following fee schedule shall apply:

Fund	Sub-Adviser Compensation
Transamerica PIMCO Total Return (the “Fund”)	0.25% of the Fund’s average daily net assets

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